
November 6, 2013

<u>Via E-mail</u>
Mr. Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
5455 Sunset Blvd.
Lexington, South Carolina 29072

Re: First Community Corporation
Registration Statement on Form S-4
Filed October 10, 2013
File No. 333-191652

Dear Mr. Crapps:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. Please revise to include updated financial statements noting the updating requirements of Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

2. Please provide us with copies of the board books that were provided to the respective boards of directors and any additional financial projections, reports, or presentations that may have been exchanged.

Front Cover Page of Prospectus/Proxy Statement

3. Please indicate the number of securities offered. See Item 501(b)(2) of Regulation S-K.

Summary, page 6

Interests of Directors and Officers of Savannah River the Differ from Your Interests, page 10

4. Please revise to quantify the aggregate interest in the transaction of each Director and Officer.

5. Please revise your disclosure to identify the three Directors who have been identified to serve on the Board (Messrs. Potter, Reynolds, and Simon). In addition, with regard to these Directors and any executive officer who will serve after the merger, please provide the information required by Item 18(a)(7) of Form S-4.

Federal Income Tax Consequences, page 10

6. Please summarize the reasons why your counsel cannot opine on whether or not the merger qualifies as reorganization.

Comparative Rights of Shareholders, page 11

7. As required by Item 4(a)(4) of Form S-4, provide an explanation of any material differences between the rights of security holders of the company being acquired and the rights of holders of the securities being offered. In addition, provide a cross-reference to the more detailed section discussing comparative rights.

Dissenters Rights, page 14

8. Please remove the qualification in the last sentence of the first paragraph of this section and the same qualification on page 82.

9. Please revise the second paragraph in this section and the last paragraph on page 82 to state, consistent with Instruction to Item 3 of Schedule 14A, whether a security holder's failure to vote against the merger will constitute a waiver of his dissenters' rights and if the State law is unclear, state what position will be taken in regard to these matters.

Unaudited Pro Forma Condensed Combined Financial Information, page 20

10. Please revise to present the unaudited pro forma consolidated statements of income dated June 30, 2013 as if the merger had been consummated on January 1, 2012 as opposed to January 1, 2013 as described on page 20. Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

11. Please revise Note 5 to present the calculation of the purchase price in a tabular format that clearly shows how each component is calculated.

Risk Factors, page, page 32

Risks Related to the Merger, page 32

12. Please add a new first risk factor addressing the tax consequences.

13. Please add a risk factor relating to the fairness opinion of Ewing to address risks that Ewing may have been influenced by the benefits it will receive from the merger since it had a conflict of interest since a fund it operates has held 50,000 shares of Savannah stock since 2005, a public market for the stock has not developed and the merger will allow its investors to cash out of the investment.

Risks Related to First Community – the Combined Company, page 35

14. Please revise the two risk factors on page 37 (relating to construction, commercial mortgage and commercial loans and loans secured by real estate) and the two risk factors on page 38 (relating to commercial real estate loans and commercial business loans) to address how each of these four risks will be increased or decreased by the merger including the extent to which the amount and percentage of the respective types of loans would be increased by the merger

15. Please revise the first risk factors on page 41 (relating to changes in prevailing interest rates) to include risks relating to the amount and percentage of your loan portfolio that is adjustable and that may result in higher rates of delinquency and default if interest rates rise. Address how this risk will be increased or decreased by the merger including the extent to which the amount and percentage of adjustable loans would be increased by the merger.

Background of the merger, page 55

16. Please revise this section as follows:
   - revise the fifth paragraph on page 56 to identify the "selected comparable company transactions" that your CEO and the CEO of Savannah reviewed and on which you proposed the initial terms of the merger;
   - revise the fourth paragraph on page 57, the eighth paragraph in page 58 and the first paragraph on page 59 to disclose more detail regarding the proposals and counterproposals for employment and compensation of directors and officers of Savannah; and
   - revise the fourth paragraph on page 59 to disclose more detail regarding the term of the various drafts and the "various areas of disagreement" and "compromises on both sides" to which you refer and to explain the basis on which counsel advised Messrs Potter and Spears to abstain but did not advise Chairman of the Board Mr. Simon to abstain.

Opinion of Savannah River's Financial Advisor, page 62

17. Please revise this section as follows:
   - revise the last paragraph on page 68 to quantify the total amount of fees to be paid
   - disclose detail regarding the indemnification including whether it would cover issues relating to conflict of interest;
   - revise the first paragraph on page 69 to disclose all economic interests of Ewing in the Fund and the percent of Funds assets represented by the 50,000 shares of Savannah River stock.

Opinion of First Community's Financial Advisor, page 71

18. Please disclose the fees paid and to be paid to FIG by First Community.

Interests of Directors and Officers of Savannah River the Differ from Your Interests, page 83

19. As required by Item 5 of Schedule 14A, please revise this section to identify and quantify any substantial interest, direct or indirect, by each person who has been a director or executive officer of Savannah River.

Important Federal Income Tax Consequences, page 83

20. Please revise the first sentence of this section to clearly state that counsel is unable to opine as to the tax consequences of the merger rather than stating the summary of anticipated considerations is the opinion of counsel. See Staff Legal Bulletin 19 (Oct 14, 2011).

Exhibits

21. In accordance with Item 601(b)(10) of Regulation S-K, please file all material agreements, including the employment, consulting and retention agreements referenced on pages 89-90.

Exhibit 5.1 Opinion

22. Please revise the last paragraph. You may limit your opinion as to subject but not as to who may rely upon it.

Fairness Opinions, Appendix C

23. We note the opinion of Allen S. Ewing requires their consent to be included in a proxy statement. Please revise your disclosure to confirm that they have prepared or approved the inclusion and summary of their opinion.

Exhibit 8.1 Tax Opinion

24. Please revise your opinion to clearly state that the discussion in the registration statement constitutes your opinion (not just that it is accurate) and revise the last paragraph so that it does not limit reliance except as permitted by Staff Legal Bulletin 19 (October 14, 2011).

Exhibit 8.2 Tax Opinion

25. Please revise your opinion to clearly state that the discussion in the registration statement constitutes the opinion of counsel and revise the last paragraph so that it does not limit reliance except as permitted by Staff Legal Bulletin 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or Kate McHale at (202) 551-3464 with any other questions.

Sincerely,

/s/Mark Webb for

Kathryn McHale
Senior Staff Attorney